The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated June 7, 2013

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[•] Annual Reset Coupon Buffered Notes due June 28, 2018 Linked to the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-7954

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 25, 2013

Issue Date:	June 28, 2013

Final Valuation Date:	June 25, 2018*

Maturity Date:	June 28, 2018**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Annual Coupon:

On each Coupon Payment Date, you will receive (subject to our credit risk) an Annual Coupon in cash calculated per $1,000 principal amount Note as follows:

¡                  If the Annual Return of the Index for the relevant Observation Period is greater than or equal to 0%, $1,000 multiplied by the Maximum Digital Percentage:

$1,000 x Maximum Digital Percentage

¡                  If the Annual Return of the Index for the relevant Observation Period is less than 0%, $1,000 multiplied by the Minimum Digital Percentage:

$1,000 x Minimum Digital Percentage

Annual Return of the Index:

With respect to an Observation Period, the Annual Return of the Index is the performance of the Index from the applicable Starting Annual Value to the applicable Ending Annual Level, calculated as follows:

Ending Annual Level – Starting Annual Value

Starting Annual Value

Starting Annual Value:

With respect to the first Observation Period, the Starting Annual Value of the Index will be the Initial Level of the Index on the Initial Valuation Date.

With respect to each subsequent Observation Period, the Starting Annual Value of the Index will be the Ending Annual Value of the Index for the immediately preceding Observation Period.

Ending Annual Value:	With respect to an Observation Period, the Closing Level of the Index on the Observation Date on which such Observation Period ends.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.50%	96.50%
Total	$[•]	$[•]	$[•]	$[•]

‡Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the Notes, or $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions. In such circumstances, Barclays Capital Inc. will also forgo some or all commissions paid to it by the Issuer. As such, the public offering price for investors purchasing the Notes in fee-based advisory accounts may be as low as $965.00 per Note.

†Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $920.00 and $932.60 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-2 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

Observation Periods:

The first Observation Period will begin on, and include, the Initial Valuation Date and end on, and include, the first Observation Date.

Each subsequent Observation Period will begin on, and include, the Observation Date on which the immediately preceding Observation Period ends, and end on, and include, the next following Observation Date.  The final Observation Period will end on, and include, the Final Valuation Date.

Coupon Payment Dates:

With respect to an Observation Period, the third Business Day following the Observation Date on which such Observation Period ends (provided that the final Coupon Payment Date will be the Maturity Date).

Maximum Digital Percentage:	[4.50%-5.50%]*** ***The actual Maximum Digital Percentage on the Notes will be set on the Initial Valuation Date and will not be less than 4.50%.

Minimum Digital Percentage:	1.25%

Buffer Percentage:	20.00%

Observation Dates:

June 26, 2014 (the first Observation Date), June 26, 2015 (the second Observation Date), June 27, 2016 (the third Observation Date), and June 26, 2017 (the fourth Observation Date) and the Final Valuation Date (the final Observation Date).  If a scheduled Observation Date is not a Scheduled Trading Day, the Observation Date will be the next following Scheduled Trading Day.  If a Market Disruption Event occurs or is continuing on a scheduled Observation Date, the Observation Date will be postponed as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement

Payment at Maturity:

If you hold your Notes to maturity, in addition to the final Annual Coupon payment, you will receive (in each case, subject to our credit risk) a cash payment determined as follows:

¡                  If the Index Return is greater than or equal to -20.00%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

¡                  If the Index Return is less than -20.00%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the sum of (i) the Index Return and (ii) the Buffer Percentage, calculated per $1,000 principal amount Note as follows:

$1,000 + [($1,000 x (Index Return + 20.00%)]

If the Index declines by more than 20% from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%.  You may lose up to 80% of your principal amount at maturity.  Any payment on the Notes, including any payments due at or prior to maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[•], the Closing Level of the Index on the Initial Valuation Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Closing Level:

For any Scheduled Trading Day, the closing value of the Index published at the regular weekday close of trading on that Scheduled Trading Day as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Scheduled Trading Day:

A day on which (a) the value of the Index is published, and (b) trading is generally conducted on the markets on which the securities comprising the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TWQ6 and US06741TWQ65

*                  Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

**            Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes — Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS-1

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the range of Maximum Digital Percentages set forth in this preliminary pricing supplement.  We determined the size of such range based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes.  The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the “Initial Valuation Date” based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately [•] months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-10 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-2

Hypothetical Examples of Step-by-Step Calculations of Annual Coupons and the Amount Payable at Maturity

The following examples set forth hypothetical step-by-step calculations of Annual Coupon payments and the amount, if any, payable at maturity given a hypothetical range of performance for the Index.  The levels of the Index shown in the examples below have been arbitrarily chosen for illustrative purposes only and are purely hypothetical.  The numbers appearing in the following examples have been rounded for ease of reference and do not take into account any tax consequences from investing in the Notes.  These examples make the following assumptions:

•                  Initial Level of the Index on the Initial Valuation Date: 997.35

•                  Closing Level of the Index on the first Observation Date: 1,097.09

•                  Closing Level of the Index on the second Observation Date: 987.38

•                  Closing Level of the Index on the third Observation Date: 1,036.75

•                  Closing Level of the Index on the fourth Observation Date: 933.07

•                  Closing Level of the Index on the fifth Observation Date: 979.72

•                  Final Level of the Index on the Final Valuation Date: 979.72

•                  The Maximum Digital Percentage: 4.50%

•                  The Minimum Digital Percentage: 1.25%

•                  Buffer Percentage: 20.00%

Calculation of the Annual Coupon Payment in Respect of the First Observation Period

The Initial Level of the Index on the Initial Valuation Date and the Closing Level of the Index on the first Observation Date are the Starting Annual Value and the Ending Annual Value for the first Observation Period.  Because the Annual Return of 10.00%, calculated based on such Starting Annual Value and Ending Annual Value, is not less than 0%, investors will receive on the first Coupon Payment Date an Annual Coupon amount of $45.00 per $1,000 principal amount Note calculated as follows:

$1,000 x Maximum Digital Percentage, or $1,000 x 4.50% = $45.00

Calculation of the Annual Coupon Payment in Respect of the Second Observation Period

The Ending Annual Value of the Index for the first Observation Period will be the Starting Annual Value of the Index for the second Observation Period and the Closing Level of the Index on the second Observation Date will be the Ending Annual Value for the second Observation Period.  Because the Annual Return of -10.00%, calculated based on such Starting Annual Value and Ending Annual Value, is less than 0%, investors will receive on the second Coupon Payment Date an Annual Coupon amount of $12.50 per $1,000 principal amount of the Notes calculated as follows:

$1,000 x Minimum Digital Percentage, or $1,000 x 1.25% = $12.50

Calculation of the Annual Coupon Payment in Respect of the third Observation Period

The Ending Annual Value of the Index for the second Observation Period will be the Starting Annual Value of the Index for the third Observation Period and the Closing Level of the Index on the third Observation Date will be the Ending Annual Value for the third Observation Period.  Because the Annual Return of 5.00%, calculated based on such Starting Annual Value and Ending Annual Value, is not less than 0%, investors will receive on the third Coupon Payment Date an Annual Coupon amount of $45.00 per $1,000 principal amount Note calculated as follows:

$1,000 x Maximum Digital Percentage, or $1,000 x 4.50% = $45.00

PPS-3

Calculation of the Annual Coupon Payment in Respect of the fourth Observation Period

The Ending Annual Value of the Index for the third Observation Period will be the Starting Annual Value of the Index for the fourth Observation Period and the Closing Level of the Index on the fourth Observation Date will be the Ending Annual Value for the fourth Observation Period. Because the Annual Return of -10.00%, calculated based on such Starting Annual Value and Ending Annual Value, is less than 0%, investors will receive on the fourth Coupon Payment Date an Annual Coupon amount of $12.50 per $1,000 principal amount of the Notes calculated as follows:

$1,000 x Minimum Digital Percentage, or $1,000 x 1.25% = $12.50

Calculation of the Annual Coupon Payment in Respect of the final Observation Period

The Ending Annual Value of the Index for the fourth Observation Period will be the Starting Annual Value of the Index for the final Observation Period and the Closing Level of the Index on the final Observation Date will be the Ending Annual Value for the final Observation Period.  Because the Annual Return of 5.00%, calculated based on such Starting Annual Value and Ending Annual Value, is not less than 0%, investors will receive on the fifth Coupon Payment Date (in addition to the payment at maturity calculated as set forth under “Payment at Maturity” in this pricing supplement) an Annual Coupon amount of $45.00 per $1,000 principal amount of the Notes calculated as follows:

$1,000 x Maximum Digital Percentage, or $1,000 x 4.50% = $45.00

Calculation of the Total Payments under the Notes

Because the Index Return of -1.77%, calculated based on the Initial Level of the Index on the Initial Valuation Date and the Final Level of the Index on the Final Valuation Date, is not less than -20%, the payment at maturity per $1,000 principal amount Note will be equal to $1,000 (in addition to the final Annual Coupon payment).  Because the aggregate Annual Coupon payments shown in the examples above equal $160.00 ($45.00 + $12.50 + $45.00+ $12.50 + $45.00), the total payments that will be received by investors over the term of the Notes are equal to $1,160.00 per $1,000 principal amount Note.

PPS-4

Examples of Hypothetical Total Return on the Notes Assuming a Range of Performance for the Index

The following table illustrates the hypothetical total return at maturity on the Notes (assuming a range of performance for the Index and further assuming a range of hypothetical Annual Coupons).  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing (a) the sum, per $1,000 principal amount Note, of the aggregate Annual Coupons during the term of the Notes and any payment at maturity, to (b) $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

The hypothetical total Annual Coupons set forth in the table below have been chosen arbitrarily and may not reflect the actual Annual Return of the Index with respect to any actual Observation Period.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples assume a hypothetical Initial Level of 997.35, the Buffer Percentage of 20.00% and the hypothetical aggregate Annual Coupons described below.  These examples do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity (Not including any Annual Coupon)	Hypothetical Total Annual Coupons	Hypothetical Total Payments on the Notes (per $1,000 principal amount Note)	Total Return on Notes (Including Hypothetical Annual Coupons)
1,994.70	100.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,894.97	90.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,795.23	80.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,695.50	70.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,595.76	60.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,496.03	50.00%	$1,000.00	$225.00*	$1,225.00	22.50%
1,396.29	40.00%	$1,000.00	$160.00**	$1,160.00	16.00%
1,296.56	30.00%	$1,000.00	$160.00**	$1,160.00	16.00%
1,196.82	20.00%	$1,000.00	$160.00**	$1,160.00	16.00%
1,097.09	10.00%	$1,000.00	$160.00**	$1,160.00	16.00%
1,047.22	5.00%	$1,000.00	$127.50***	$1,127.50	12.75%
997.35	0.00%	$1,000.00	$127.50***	$1,127.50	12.75%
947.48	-5.00%	$1,000.00	$127.50***	$1,127.50	12.75%
897.62	-10.00%	$1,000.00	$127.50***	$1,127.50	12.75%
847.75	-15.00%	$1,000.00	$127.50***	$1,127.50	12.75%
797.88	-20.00%	$1,000.00	$127.50***	$1,127.50	12.75%
698.15	-30.00%	$900.00	$62.50****	$962.50	-3.75%
598.41	-40.00%	$800.00	$62.50****	$862.50	-13.75%
498.68	-50.00%	$700.00	$62.50****	$762.50	-23.75%
398.94	-60.00%	$600.00	$62.50****	$662.50	-33.75%
299.21	-70.00%	$500.00	$62.50****	$562.50	-43.75%
199.47	-80.00%	$400.00	$62.50****	$462.50	-53.75%
99.74	-90.00%	$300.00	$62.50****	$362.50	-63.75%
0.00	-100.00%	$200.00	$62.50****	$262.50	-73.75%

* Assumes that the Annual Return was greater than or equal to 0% for all five Observation Periods, resulting in an Annual Coupon payment equal to $1,000 multiplied by the Maximum Digital Percentage, or $45.00 per Observation Period and $225.00 in the aggregate.

** Assumes that (i) the Annual Return was greater than or equal to 0% for three Observation Periods, resulting in Annual Coupons equal to $1,000 multiplied by the Maximum Digital Percentage, or $45.00 for each such Observation Period and (ii) the Annual Return was less than 0% for two Observation Periods, resulting in an Annual Coupon equal to $1,000 multiplied by the Minimum Digital Percentage, or $12.50 for each such Observation Period.  The total hypothetical Annual Coupons given these assumptions would be equal to $45.00 + $45.00 + $45.00 + $12.50 + $12.50, or $160.00 in the aggregate.

*** Assumes that (i) the Annual Return was greater than or equal to 0% for two Observation Periods, resulting in an Annual Coupon equal to $1,000 multiplied by the Maximum Digital Percentage, or $45.00 for such Observation Period and (ii) the Annual Return was less than 0% for three Observation Periods, resulting in an Annual Coupon equal to $1,000 multiplied by the Minimum Digital Percentage, or $12.50 for each such Observation Period.  The total hypothetical Annual Coupons given these assumptions would be equal to $45.00 + $45.00 + $12.50 + $12.50 + $12.50, or $127.50 in the aggregate.

**** Assumes that the Annual Return was less than 0% for all five Observation Periods, resulting in an Annual Coupon payment equal to $1,000 multiplied by the Minimum Digital Percentage, or $12.50 per Observation Period and $62.50 in the aggregate.

PPS-5

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 997.35 to a Final Level of 1,496.03 and the aggregate Annual Coupons over the term of the Notes are equal to $225.00.

Because the Index Return of 50.00% is not less than -20.00%, the investor receives, in addition to final Annual Coupon, a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the Notes (including the aggregate Annual Coupons) is 22.50%.

Example 2: The level of the Index decreases from an Initial Level of 997.35 to a Final Level of 897.62 and the aggregate Annual Coupons over the term of the Notes are equal to $127.50.

Because the Index Return of -10.00% is not less than -20.00%, the investor will receive, in addition to the final Annual Coupon, a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the Notes (including the aggregate Annual Coupons) is 12.75%.

Example 3: The level of the Index decreases from Initial Level of 997.35 to a Final Level of 498.68 and the aggregate annual coupon payments are equal to $62.50.

Because the Index Return of -50.00% is less than -20.00%, the investor will receive, in addition to the final Annual Coupon, a payment at maturity of $700.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [($1,000 x (Index Return + Buffer Percentage)]

$1,000 + [($1,000 x (-50.00% + 20.00%)] = $700.00

The total return on the Notes (including the aggregate Annual Coupons) is -23.75%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The Observation Dates, the Final Valuation Date, the Maturity Date, the Annual Coupons and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  Exposure to the U.S. Equities of the Russell 2000® Index—The return on the Notes depends on the performance of the Russell 2000® Index from the Initial Level to the Final Level.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Index, see the information set forth under “Description of the Index” in this preliminary pricing supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled income-bearing executory contract with respect to the Index.

If your Notes are so treated, it would be reasonable (i) to treat the Annual Coupons you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to an Annual Coupon) and your basis in the Notes for U.S. federal income tax purposes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

PPS-6

Any character mismatch arising from your inclusion of ordinary income in respect of the Annual Coupons and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

In addition, it is possible that (i) you should not include the Annual Coupons in income as you receive them and instead you should reduce your basis in your Notes by the amount of the Annual Coupons that you receive; (ii) you should not include the Annual Coupons in income as you receive them and instead, upon the sale or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the Annual Coupons paid to you over the term of the Notes (including the Annual Coupon received at maturity or the amount of cash that you receive upon a sale that is attributable to the Annual Coupons to be paid on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale or at maturity (excluding the Annual Coupon received at maturity or the amount of cash that you receive upon a sale that is attributable to the Annual Coupons to be paid on the Notes); or (iii) the Annual Coupon paid at maturity should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at maturity.

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component.  If the Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the Annual Coupons that are paid on the Notes), and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Medicare Tax.  As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold.  Net investment income will include any gain that a U.S. holder recognizes upon the sale or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  It is not clear, however, whether the Medicare tax would apply to the Annual Coupons that you receive on the Notes, unless such Annual Coupons are derived in the ordinary course of the conduct of a trade or business (in which case the Annual Coupons should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income).  Accordingly, U.S. holders that do not hold the

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Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the Annual Coupons.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Annual Coupon at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.   If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on Annual Coupons it pays to you if there is any possible characterization of the Annual Coupons that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty).  You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory.  You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index or in the components of the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•                  “Risk Factors—Additional Risks Relating to Digital Notes”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss—The total return on the Notes is linked to the performance of the Index during the term of the Notes and will depend on whether the Annual Return of the Index with respect to each Observation Period is positive or negative and whether, and the extent to which, the Index Return as of the Final Valuation Date is positive or negative.  If the Index Return, measured by comparing the Final Level of the Index  to the Initial Level, is less than -20%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%.  You may lose up to 80% of the principal amount of your Notes (without taking into account the Annual Coupon payments).

If the Final Level of the Index drops substantially as compared to the Initial Level, the amount of principal you may lose as a result of such negative Index Return may exceed the aggregate Annual Coupons you receive over the term of the Notes.  As a result, you may incur loss, and possibly significant loss, on your investment in the Notes.

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Any payment on the Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including the payment of any annual coupons and any payment due at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Your Gain, if Any, on the Notes Is Limited to the Maximum Digital Percentage—Your return on the Notes is limited to the Annual Coupons, each of which will not exceed the Maximum Digital Percentage multiply by the principal amount of your Notes. You will not participate in any positive Annual Return of the Index with respect to any Observation Period during the term of the Notes beyond the Maximum Digital Percentage, which may be significant.

•                  You Will Not Receive More Than the Principal Amount of Your Notes at Maturity (in Addition to the Final Annual Coupon)—At maturity, in addition to the final Annual Coupon, you will not receive more than the principal amount of your Notes, even if the Index Return or any Annual Return of the Index with respect to any Observation Period is greater than 0%.  The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the Annual Coupons paid during the term of the Notes.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index would have.

•                  The Annual Coupon in Respect of any Observation Period is Not Based on the Level of the Index at any Time Other than the Starting Annual Value and Ending Annual Value of the Index for such Observation Period—The Annual Coupon for an Observation Period will depend on whether the Annual Return of the Index for such Observation Period is positive or negative.  The Annual Return of the Index for an Observation Period will be measured by comparing the Ending Annual Value of the Index for such Observation Period to the Starting Annual Value of the Index for such Observation Period.  The Starting Annual Value and Ending Annual Value of the Index for any Observation Period will be based solely on the Closing Level of the Index on the Observation Dates that represent the beginning and the end of such Observation Period, respectively (or, in the case of the first Observation Period, the Initial Valuation Date and the first Observation Date).  Therefore, if the Closing Level of the Index drops precipitously on the Observation Date on which an Observation Period ends compared to the Closing Level of the Index on the Observation Date on which such Observation Period begins, the Annual Coupon that you will receive in respect of such Observation Period may be less than it would otherwise have been had such Annual Coupon been linked to the level of the Index prior to such drop.

•                  The Payment at Maturity of Your Notes (in Addition to the Final Annual Coupon) is Not Based on the Level of the Index at Any Time Other than the Final Level of the Index on the Final Valuation Date as Compared to the Initial Level of the Index on the Initial Valuation Date—The payment at maturity, in addition to the final Annual Coupon, and the Index Return will be based solely on the Final Level of the Index as compared to the Initial Level. Therefore, if the Closing Level of the Index drops precipitously on the Final Valuation Date as compared to the Initial Level, the payment at maturity that you will receive for your Notes may be less, and may be significantly less, than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop.

•                  Risks Associated with Small Capitalization Stocks May Affect the Notes. The Index is intended to track the small capitalization segment of the U.S. equity market. The stock prices of smaller sized companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies may be less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.  The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes.  The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the

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estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.  The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes.  Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Annual Coupons you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income at a rate that may exceed the Annual Coupons you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Annual Coupons and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible tax consequences of investing in the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index;

o                 the time to maturity of the Notes;

o                 the dividend rate on the common stocks underlying the Index;

o                 interest and yield rates in the market generally;

o                 supply and demand for the Notes;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Description of the Index

All information regarding the Russell 2000® Index set forth in this preliminary pricing supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”).  The Russell 2000® Index was developed by Russell and is calculated, maintained and published by Russell.  The Russell 2000® Index is reported by Bloomberg under the ticker symbol “RTY <Index>“.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of April 30, 2013, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of April 30, 2013, approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Russell 2000® Index

Security Inclusion Criteria

•                  U.S. company. All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner.  Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

•                  Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

•                  Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion.

•                  Primary exchange pricing. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

•                  Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Russell 2000® Index.

•                  Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices.  Companies with 5% or less will be removed from eligibility.

•                  Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible.

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•                  Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion.

•                  Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All Russell indices, including the Russell 2000® Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

•                  Determining total shares outstanding.  Only common stock is used to determine market capitalization for a company.  Any other form of shares, including  preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•                  Determining price.  During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization.  If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used.  In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price.  For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell 2000® Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”.  The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in all Russell indices, including the Russell 2000® Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•                  Cross ownership.  Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•                  Large corporate and private holdings.  Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding.  Share percentage is determined either by those shares held by an individual or a group of individuals acting together.  For example, officers and directors holdings would be summed together to determine if they exceed 10%.  However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•                  Employee stock ownership plan shares.  Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•                  Unlisted share classes.  Classes of common stock that are not traded on a U.S. exchange are adjusted.

•                  IPO lock-ups.  Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•                  Government holdings.  Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares.  Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%.  Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index

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Changes to all Russell U.S. indices, including the Russell 2000® Index, are made when an action is final.

•                  “No replacement” rule.  Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced.  Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•                  Mergers and acquisitions.  Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000® Index.

•                  Re-incorporations.  Members of the Russell 2000® Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Russell 2000® Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

•                  Re-classifications of shares (primary vehicles).  Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•                  Rights offerings.  Rights offered to shareholders are reflected in the Russell 2000® Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights.  In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

•                  Changes to shares outstanding.  Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non- Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing.  For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•                  Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs.  Spin-off companies are added to the Russell 2000® Index if warranted by the market capitalization of the spin-off company.

•                  Tender offers.  A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger.  Shares of the acquiring company, if a member of the Russell 2000® Index, will be increased simultaneously.

•                  Delisting.  Only companies listed on U.S. exchanges are included in the Russell 2000® Index.  Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Russell 2000® Index.

•                  Bankruptcy and voluntary liquidations.  Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000® Index at the time of the filing.  Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000® Index, unless delisted from their primary exchange.  In that case, normal delisting rules will apply.

•                  Stock distributions.  Stock distributions can take two forms:  (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date.  In both cases, a price adjustment is made on the ex-date of the distribution.  Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

•                  Dividends.  Gross dividends are included in the daily total return calculation of the Russell 2000® Index based on their ex-dates.  The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.  Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash.

•                  Halted securities.  Halted securities are not removed from the Russell 2000® Index until the time they are actually delisted from the exchange.  If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000® Index is available on the following website: http://www.russell.com.  No information on the website shall be deemed to be included or incorporated by reference in this preliminary pricing supplement.

PPS-14

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Russell Investments (“Russell”) whereby we, in exchange for a fee, are permitted to use the Russell 2000 Index and its related trademarks in connection with certain Notes, including the Notes.  We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the preliminary pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments (“Russell”).  Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same.  Russell’s  publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the Notes upon which the Russell 2000 Index is based.  Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes.  Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise.  Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index.  Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN.  RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell Investments and have been licensed for use by Barclays Bank PLC.  The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Notes.

PPS-15

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Closing Levels of the Index from January 1, 2008 through May 28, 2013.  The Closing Level of the Index on May 28, 2013 was 997.35.

We obtained the Index closing levels below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-16